June 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Greenbrook TMS Inc. Application for Withdrawal of Registration Statement on Form F-10, File No. 333-255762

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Greenbrook TMS Inc., an Ontario corporation (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10 (File No. 333-255762), originally filed with the Securities and Exchange Commission on May 4, 2021, as amended on May 11, 2021, and which became automatically effective upon filing on May 11, 2021, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Company requests that the Registration Statement be withdrawn because the Company has determined not to proceed with an offering under the Registration Statement. The Company confirms that it has not issued or sold any securities pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone Chris Bornhorst, Esq. of Torys LLP, counsel to the Company, at (212) 880-6047.

Yours truly, GREENBROOK TMS INC.

By:	/s/ Erns Loubser
Name: Erns Loubser Title: Chief Financial Officer